Contact

www.linkedin.com/in/darwinlau (LinkedIn)

Darwin Lau

Start up COO-CFO to bring Karisha's vision into reality, opening the first Karisha Community Center in Austin in Aug 2023.

Georgetown

Experience

Karisha Community Center for Wellness

COO-CFO

2022 - Present (less than a year)

Austin, Texas, United States

Karisha Community Center is a holistic healthcare facility providing physician care, mental healthcare, physical therapy, massage, acupuncture, and nutrition therapy for the community.

Oakbridge Capital, LLC

Managing Director

2008 - 2022 (14 years)

Dallas, Texas, United States

Worked as fractional CEO, CFO and COO in clients' businesses. Developed strategy, improved cash flow, implemented processes, developed start-up business plans and financials, provided investment advice and seek early rounds funding, and provided business development advices.

PowerOne

Chief Executive Officer

2006 - 2008 (2 years)

Dallas, Texas, United States

Founder and CEO. Developed and built every aspect of strategy, finance, operations and marketing for the start-up electric company serving residential customers in the prepay electricity segment

Bridgepoint Power & Light

Chief Financial Officer

2005 - 2006 (1 year)

Allen, Texas, United States

Built start-up residential Retail Electric Provider. Developed and maintained relationship with all sales channels. Managed investment and working capital needs, liquidity, and credit facility utilization.

Texas Commercial Energy
Chief Operating Officer
2003 - 2005 (2 years)
Allen, Texas, United States

Recruited by majority shareholder of this privately-owned company as Chief Operating Officer while it was in Chapter 11 protection. Led the turnaround effort and company successfully emerged from Chapter 11 protection in 6 months. Rebuilt upon the company's emergence from bankruptcy.

TXU Energy
Director of Risk Management
2001 - 2003 (2 years)
Dallas, Texas, United States

Established risk management and control policies for retail electricity business. Managed development of robust process and procedures to control market, credit and operational risks. Enhanced risk evaluation and measurement of commercial operations.

Deloitte Consulting
Manager
1998 - 2001 (3 years)
Washington, District of Columbia, United States

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Education

University of Virginia Darden School of Business
Master of Business Administration - MBA · (1998)

University of Cambridge
Master of Arts - MA, Engineering · (1997)

University of Cambridge
Bachelor of Arts - BA, Engineering · (1993)